SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       NEW ENGLAND BUSINESS SERVICE, INC.
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                                (Name of Issuer)

                         Common Stock ($1.00 par value)
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                         (Title of Class of Securities)

                                    643872104
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                                 (CUSIP Number)
                                                     with a copy to:
 Brian Hirsch                                        George J. Mazin, Esq.
 Palisade Capital Management, L.L.C.                 Lowenstein Sandler PC
 One Bridge Plaza                                    65 Livingston Avenue
 Fort Lee, New Jersey  07024                        Roseland, New Jersey  07068
 (201) 585-7733                                     (973) 597-2418
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 9, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   643872104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only): Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:          New Jersey
________________________________________________________________________________
    Number of                            7) Sole Voting Power:      1,344,849*
    Shares Beneficially                     ------------------------------------
    Owned by                             8) Shared Voting Power:            0
    Each Reporting                          ------------------------------------
    Person With                          9) Sole Dispositive Power: 1,344,849*
                                            ------------------------------------
                                        10) Shared Dispositive Power:       0
                                            ------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,344,849*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):       Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     9.7%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has total discretionary authority over the accounts of its clients. 1,344,849 shares (9.7%) of the common stock, par value $1.00 per share (the "Common Stock"), of New England Business Service, Inc. (the "Company') beneficially owned by Palisade, over which it has sole power to vote and direct the disposition of, are held on behalf of its clients. No one such client account contains more than five percent of the Common Stock of the Company.

          Palisade Capital  Management,  L.L.C.  ("Palisade")  hereby amends the
Schedule 13G, amendment three, filed with the Securities and Exchange Commission on March 9, 1999 relating to the shares of New England Business Service, Inc. (the "Company") common stock, $1.00 par value (the "Common Stock"), as follows:

Item 1.   Security and Issuer.

          This  statement  relates to the  Common  Stock of the  Company,  whose
principal   executive   offices  are  located  at  500  Main   Street,   Groton,
Massachusetts 01471.

Item 2.   Identity and Background.

          The reporting person filing this statement is Palisade, a New Jersey limited liability company, whose business address is One Bridge Plaza, Fort Lee, New Jersey 07024. Palisade is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Palisade has never been convicted in any criminal proceeding, nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of all funds used to purchase shares of the Common Stock was client assets managed by Palisade. The aggregate amount of funds used in making the purchases reported on Schedule 13G and the three amendments thereto, previously filed with the Securities and Exchange Commission, was approximately $34,179,341. No purchases are reported on this Schedule 13D.

Item 4.   Purpose of Transaction.

          At the time of each of the acquisitions of the Common Stock, previously reported on Schedule 13G and the three amendments thereto and filed with the Securities and Exchange Commission, Palisade acquired the Common Stock for investment purposes only on behalf of its clients, over whose accounts Palisade exercises total investment discretion.

          In light of the poor performance of the Company's stock and the Company's consideration of an acquisition of a company outside the scope of its core competency, on November 9, 1999, on behalf of Palisade, Steven E. Berman, Senior Executive Vice President of Palisade, caused a letter to be sent, via facsimile and Federal Express, to the Chairman of the Board and President of the Company, with copies to all members of the Board of Directors of the Company, recommending that the Board of Directors of the Company take immediate steps to maximize shareholder value through a sale of the Company.

          Depending on the Company's financial condition, results of operations, future prospects and other factors, including but not limited to the Company's response to the above-referenced recommendation, Palisade may continue to make its views known to management and the Board of Directors of the Company concerning the actions which Palisade believes should be taken to maximize shareholder value. Palisade may also communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the management and operation of the Company and respond to inquiries regarding the same from the press and other media.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 25, 1999, as of November 4, 1999 there were outstanding 13,855,212 shares of the Common Stock. As of November 9, 1999, 1,344,849 shares (9.7%) of the Common Stock are owned by Palisade on behalf of its clients in accounts over which Palisade has total investment discretion. Therefore, Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock beneficially owned by it.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof:

                                   (Purchases)

                                      NONE

                                     (Sales)

    Date                             Quantity                          Price

September 14, 1999                     2,000                           $27.2708
September 14, 1999                     3,000                           $27.1458
September 14, 1999                     1,000                           $26.7151
September 15, 1999                    20,201                           $27.0947
October 1, 1999                        4,900                           $27.4923
October 4, 1999                       21,650                           $26.7563
October 5, 1999                       12,200                           $27.0318
October 6, 1999                        7,300                           $27.2406
October 7, 1999                       10,000                           $27.2438
October 8, 1999                        2,400                           $27.3125
October 11, 1999                       6,600                           $27.2633
October 12, 1999                       3,400                           $27.1250
October 13, 1999                       5,800                           $27.0744
October 14, 1999                       2,300                           $26.6603
October 15, 1999                       3,800                           $27.0789
October 18, 1999                       3,500                           $26.8420
October 19, 1999                         800                           $27.1875

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between Palisade and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          (1) Letter, dated November 9, 1999, from Steven E. Berman, Senior Executive Vice President of Palisade, to Robert J. Murray, Chairman and President of the Company.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                  November 16, 1999


                                  /s/Steven E. Berman
                                  Steven E.  Berman, in his  capacity  as a
                                  member of Palisade Capital Management, L.L.C.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit No.                   Exhibit Name

     (1)       Letter,  dated  November  9,  1999, from Steven E. Berman, Senior
               Executive  Vice  President   of  Palisade,  to  Robert J. Murray,
               Chairman and President of the Company

                                   EXHIBIT (1)


               (on Palisade Capital Management, L.L.C. letterhead)



November 9, 1999

Mr. Robert J. Murray
Chairman & President
New England Business Service, Inc.
500 Main Street
Groton, MA  01471


Dear Bob:

We recommend that the Board of Directors put the company up for sale in an effort to maximize shareholder value.

The disappointing share price reflects investor feeling about the ability of the company to meet the challenges of the future. In our opinion the sale of the company in its present format will produce better value for the shareholders. As we told you our experience indicates that businesses that move into area's outside their core competence substantially increase the risk profile.

In light of the systems integration and internet delays the company has encountered any further distractions could compound the problem.

Very truly yours:

Palisade Capital Management, L.L.C.


/s/Steven E. Berman
Steven E. Berman
Sr. Executive Vice President

cc: Board of Directors